Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                                                                                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                                                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                                                   No     X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Consolidated synthetic map of distance voting

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 19, 2017

CONSOLIDATED SYNTHETIC MAP OF DISTANCE VOTING

Deliberation	Number of shares
	APPROVE (Yes)	DECLINE (No)	ABSTAIN
1. Analysis and approval of the Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2016 together with the report from the Independent Auditors and the opinion from the Fiscal Council	73,623,234	8,200	51,311,136
2. Allocation of net earnings for the fiscal year ended on December 31, 2016	93,079,010	—	31,863,560
3. Setting in 9 the number of members to be elected to the Board of Directors	93,079,010	—	31,863,560
4. Election of board of directors by a single slate¹ • Alexandre Gonçalves Silva • Carlos Tadeu da Costa Fraga • Jorge Marques Toledo Camargo • José Mauricio Pereira Coelho • Lucio de Castro Andrade Filho • Nildemar Secches • Olavo Egydio Monteiro de Carvalho • Paulo Guilherme Aguiar Cunha • Pedro Wongtschowski	86,790,084	6,288,926	31,863,560
5. If a candidate comprising the chosen slate is no longer part of it, may the votes corresponding to your shares be conferred to the chosen slate?²	124,674,939	267,631	—
8. Approval of the Management’s compensation	91,913,954	530,000	32,498,616
9.a. Based on the request for installation of the Fiscal Council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, appointment of candidates to the Fiscal Council • Flavio César Maia Luz (effective) • Márcio Augustus Ribeiro (alternate)	92,940,788	138,222	31,863,560
9.b. Based on the request for installation of the Fiscal Council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, appointment of candidates to the Fiscal Council • Geraldo Toffanello (effective) • Pedro Orizes Predeus (alternate)	92,940,788	138,222	31,863,560
9.c. Based on the request for installation of the Fiscal Council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, appointment of candidates to the Fiscal Council • Nilson Martiniano Moreira (effective) • Paulo Cesar Pascotini (alternate)	93,009,826	—	31,932,744
10. Approval of Fiscal Council’s compensation	93,079,010	—	31,863,560
11. Proposal of new stock-based incentive plan	24,890,086	45,580,666	54,471,818
12. Incorporation of the total amount registered in the retained profit reserve, without the issuance of new shares	87,784,358	69,184	37,089,028
13. Amendment and consolidation of Ultrapar’s Bylaws	87,585,911	—	37,356,659

[1] [2]	The votes for the election of the Board of Directors through the multiple vote process are not counted, since such process was not requested by shareholders within the period established in Article 141, paragraph 1, of the Brazilian Corporate Law.

São Paulo, April 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2017

ULTRAPAR HOLDINGS INC.

By:	/S/ ANDRE PIRES DE OLIVEIRA DIAS
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Consolidated synthetic map of distance voting)